ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 9, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
Validea Market Legends ETF
Post-Effective Amendment No. 14 to Registration Statement on Form N-1A
File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on August 27, 2014 with respect to Post-Effective Amendment No. 14 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Validea Market Legends ETF (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL

Comment 1.
Please confirm that the adviser has received an exemptive order permitting the operation of an actively-managed ETF.  Please also confirm whether the Fund expects to rely on any other exemptive relief or no-action relief.

Response:
The Fund’s investment adviser has applied for, but not yet received, an exemptive order permitting the operation of an actively-managed ETF (File No. 812-14322). The Fund will not commence operations until such exemptive order has been issued. It is not currently anticipated that the Fund will rely on any other exemptive relief or no-action relief.

PROSPECTUS

Comment 2.	Please describe with greater specificity what it means to be a “legendary investor”. Please consider disclosing a list of the 17 legendary investors included in the Adviser’s system.

Response:
The second sentence under “Principal Investment Strategies” has been revised to read as follows: “The Adviser selects securities using a proprietary quantitative and fundamentals-based system that evaluates investment opportunities based on the published investment strategies of legendary investors whose investment strategies have generally been subject to significant academic or media analysis, such as Warren Buffet, Benjamin Graham and David Dreman." The Fund believes that such disclosure effectively communicates to Fund investors the types of “legendary investors” whose strategies have been incorporated in the Adviser’s system. Because the Adviser does not expect that the model of only a single “legendary investor” will be used by the Fund at any given time, the Fund does not believe that providing additional detail regarding each legendary investor would be useful to investors. The Fund believes that a description of each legendary investor’s strategy could cause confusion as to the effective strategy used by the Fund, which reflects the combination of multiple legendary investor strategies.

Comment 3.	Please consider adding specific risk disclosure noting that the 17 investor models may be inaccurate, incomplete, or inappropriate in different market cycles.

Response:	The following disclosure has been added in response to Item 9 of Form N-1A:

Management Risk. The Fund is subject to management risk as an actively-managed investment portfolio. The Adviser’s investment approach may fail to produce the intended results. If the Adviser’s implementation of a “legendary investor’s” strategy is inaccurate or incomplete, the Fund may not perform as expected and your investment could lose value over short or long-term periods. Additionally, while the Adviser has been managing investment portfolios for more than ten years, the Adviser has not previously managed a U.S. registered investment company.

Comment 4.	Please add risk disclosure noting that the Adviser has not previously managed a registered investment company.

Response:	Please see the above response to Comment 3.

Comment 5.	Please confirm that the payments to financial intermediaries disclosure per Item 8 of Form N-1A is not applicable for the Fund.

Response:	The Registrant so confirms.

Comment 6.	Please consider moving the “Secondary Market Trading Risks” disclosure to the “Fund Summary”.

Response:
The Fund respectfully declines to include the above-referenced disclosure in the Fund Summary given the liquid nature of the Fund’s investment universe and the role of designated liquidity providers on The NASDAQ Stock Market, LLC, where the Fund’s shares will be listed.

Statement of Additional Information (“SAI”)

Comment 7.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary